Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  001-01098


        On March 13, 2000, NiSource distributed the following news item to its employees. The news item was posted on NiSource's intranet and included in NiSource's daily newsletter, "The FLASH."


                              TEXT OF NEWS ITEM
                               MARCH 13, 2000


   LEADERS NAMED TO MERGER TRANSITION TEAM....

   NiSource and Columbia have named two representatives from each company to lead a merger transition team, as called for in the definitive merger agreement the two companies announced Feb. 28.

   Steve Adik, senior executive vice president, chief financial officer and treasurer of NiSource, and Jim Abcouwer, senior vice president of NiSource and president and chief executive officer of EnergyUSA, NiSource's unregulated company, were appointed by NiSource Chairman, President and Chief Executive Officer Gary Neale. Columbia's representatives, appointed by Columbia Energy Group Chairman Rick Richard, are Mike O'Donnell, chief financial officer, and Dennis McFarland, chief financial officer of Columbia's largest utility, Columbia Gas of Ohio.

   Neale and Richard pointed out that NiSource's Adik and Columbia's O'Donnell hold the same key finance positions and that Abcouwer and McFarland provide the transition team with insight into NiSource and Columbia operations.

   "Steve and Jim provide the team with key perspectives on implementing our plan to fuel the future," Neale said. "Rick Richard and I will be discussing the makeup of the rest of the transition team shortly. Working with the four team leaders, we'll be able to set the structure and get started."

   The merger, subject to the approval of shareholders and certain state and federal regulators, is expected to be complete by the end of 2000.


             This news item contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news item. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this news item. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news item. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this news item.

             NiSource and the new holding company will be filing a registration statement, which will contain a joint proxy statement/prospectus of NiSource and Columbia Energy, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171.